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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    COMPUTATIONAL SYSTEMS, INCORPORATED
        -----------------------------------------------------------
                             (Name of Issuer)

                               COMMON STOCK
                               NO PAR VALUE

                      (Title of Class of Securities)

                                0002048281
        -----------------------------------------------------------
                              (CUSIP Number)

                              Harley M. Smith
                         Assistant General Counsel
                           Emerson Electric Co.
                         8000 W. Florissant Avenue
                            St. Louis, MO 63136
                              (314) 553-2706
        -----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             October 17, 1997
        -----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)

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CUSIP No. 0002048281                 13D                     Page 2 of 6 Pages
--------------------                                         -----------------

  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          EMERSON ELECTRIC CO. (I.R.S. Identification Number 43-0259330)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [ ]
  3      SEC USE ONLY

  4      SOURCE OF FUNDS

          OO, WC

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Missouri

           NUMBER                 7          SOLE VOTING POWER

          OF SHARES                           0

        BENEFICIALLY              8          SHARED VOTING POWER

          OWNED BY                            1,123,692  (see Item 6)

            EACH                  9          SOLE DISPOSITIVE POWER

          REPORTING                           0

         PERSON WITH             10          SHARED DISPOSITIVE POWER

                                              1,123,692  (see Item 6)

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,123,692  (see Item 6)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 22.2%
  14     TYPE OF REPORTING PERSON

          CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!*


Item 1.  Security and Issuer

               The class of equity securities to which this statement relates is the common stock, no par value per share (the "Common Stock"), of Computational Systems, Incorporated, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 835 Innovation Drive, Knoxville, TN 37932.

Item 2.  Identity and Background

               The name of the person filing this statement is Emerson Electric Co., a Missouri corporation ("Emerson").

               Emerson's principal business is the manufacture of electronic, electrical and related products.

               The address of the principal business and the principal office of Emerson is 8000 W. Florissant Avenue, St. Louis, MO 63136. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Emerson are set forth on Schedule A.

               During the last five years, neither Emerson nor any other person controlling Emerson nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

               Emerson received the Option (as defined in Item 6) in connection with the merger. See Item 6. Emerson intends to pay for shares of Common Stock purchasable upon any exercise of the Option with cash on hand.

Item 4.  Purpose of Transaction

               See Item 6.

Item 5.  Interest in Securities of the Issuer

               (a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Emerson has shared voting power and shared dispositive power with respect to (and therefore beneficially owns) 1,123,692 shares of Common Stock, representing approximately 22.2% of the outstanding shares of Common Stock. Except as set forth in Item 5, neither Emerson nor any other person controlling Emerson, nor, to the best of its knowledge after reasonable inquiry, any director or executive officer of Emerson owns beneficially any shares of Common Stock.

               (b) Emerson does not have sole power to vote or to direct the vote of any shares of Common Stock. Emerson does not have sole power to dispose or to direct the disposition of any shares of Common Stock. Emerson has shared power to vote or to direct the vote of the 1,123,692 shares of Common Stock currently held by Mr. Ronald G. Canada. Emerson has shared power to dispose or to direct the disposition of the 1,123,692 shares of Common Stock currently held by Mr. Canada.

               (c) No transactions in the Common Stock have been effected since August 24, 1997 by Emerson, any other person controlling Emerson, or to the best of Emerson's knowledge, any of the persons named in Schedule A.

               (d) Inapplicable.

               (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               On October 17, 1997, Emerson, the Issuer and Emersub LVII, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of Emersub LVII, Inc., a wholly owned direct subsidiary of Emerson, with and into the Issuer with the Issuer to be the surviving corporation in the merger. As a result of the merger, the Issuer would become a wholly owned direct subsidiary of Emerson. Consummation of the merger is subject to approval by the stockholders of the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary closing conditions.

               As an inducement and a condition to Emerson's entering into the Merger Agreement, Mr. Canada (owner of approximately 22.2% of the outstanding Common Stock) entered into a Stockholder Option Agreement (the "Stockholder Agreement") with Emerson dated as of October 17, 1997. Pursuant to the Stockholder Agreement, Mr. Canada has granted to Emerson (i) an option (the "Option"), exercisable upon termination of the Merger Agreement in certain circumstances, to purchase all shares of Common Stock held by him (the "Shares") and (ii) a proxy to vote all the Shares in favor of the merger and the other transactions contemplated by the Merger Agreement and against any action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the merger or the transactions contemplated by the Merger Agreement.

               The Stockholder Agreement also imposes various restrictions and limitations on Mr. Canada's rights to sell, assign, transfer, encumber or otherwise dispose of, or grant proxies or enter into agreements with respect to, the Shares.

               The Stockholder Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms, except that if the termination of the Merger Agreement results in the Option becoming exercisable, the Stockholder Agreement will automatically terminate (and the Option will automatically expire) on the 31st business day after such termination.

               The summary contained in this Schedule 13D of certain provisions of the Stockholder Agreement and the Merger Agreement is qualified in its entirety by reference to the Stockholder Agreement and the Merger Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

               Except for the Stockholder Agreement and the Merger Agreement, to the best knowledge of Emerson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Emerson and Mr. Canada or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:         Stockholder Option Agreement dated as of
                   October 17, 1997 between Emerson Electric
                   Co. and Ronald G. Canada.

Exhibit 2: Agreement and Plan of Merger dated as of October 17, 1997 among Computational
                   Systems, Incorporated, Emerson Electric Co., and Emersub LVII, Inc.


                                SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 1997

                                EMERSON ELECTRIC CO.


                                By: /s/ Harley M. Smith
                                --------------------------------------
                                 Name:  Harley M. Smith
                                 Title: Assistant General Counsel



                                                                    SCHEDULE A


         DIRECTORS AND EXECUTIVE OFFICERS OF EMERSON ELECTRIC CO.

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Emerson Electric Co. ("Emerson") are set forth below. If no business address is given, the director's or officer's business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

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                                 Directors
------------------------------------------------------------------------------
                                          Present Principal Occupation
Name and Business Address                 Including Name of Employer
------------------------------------------------------------------------------

A.A. Busch III                           Chairman of the Board and Chief
Anheuser-Busch Companies, Inc.            Executive Officer of Anheuser-Busch
One Busch Place                           Companies, Inc.
St. Louis, MO 63118

J.G. Berges                               Vice Chairman of Emerson

L.L. Browning, Jr.                        Retired

9006 Sedgwick Place Drive
St. Louis, MO 63124
D.C. Farrell                              Chairman and Chief Executive Officer
The May Department Stores Company         of The May Department Stores
611 Olive Street                          Company
St. Louis, MO 63101

J.A. Frates                               Private Investor
1323 East 71st Street
Tulsa, OK 74136
                                          Chairman of Railtrack Group PLC
R.B. Horton
Railtrack Group PLC
40 Bernard Street
London WC1N 1BY
England
Citizenship: United Kingdom

C.F. Knight                               Chairman of the Board and Chief
                                          Executive Officer of Emerson

G.A. Lodge                                President of InnoCal Management, Inc.
InnoCal Management, Inc.
Park 80 West/Plaza One
Saddle Brook, NJ 07662

V.R. Loucks, Jr.                          Chairman and Chief Executive Officer
Baxter International Inc.                 of Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015

R.B. Loynd                                Chairman of Furniture Brands
Furniture Brands International, Inc.      International, Inc.
101 S. Hanley Road, Ste. 1900
St. Louis, MO 63105

R.L. Ridgway                              Retired
2695 Marcey Road
Arlington, VA 22207

R.W. Staley                               Vice Chairman of Emerson and
Emerson Electric Asia Pacific             Chairman of Emerson Asia-Pacific
6701 Central Plaza
18 Harbour Road
Wanchai
Hong Kong

A.E. Suter                                Senior Vice Chairman and Chief
                                          Administrative Officer of Emerson

G.W. Tamke                                President and Chief Operating Officer
                                          of Emerson

W.M. Van Cleve                            Attorney, Bryan Cave L.L.P.
Bryan Cave L.L.P.
1 Metropolitan Square, Ste. 3600
211 N. Broadway
St. Louis, MO 63102-2750

E.E. Whitacre, Jr.                        Chairman and Chief Executive Officer
SBC Communications Inc.                   of SBC Communications Inc., a
175 E. Houston, Ste. 1300                 diversified communications holding
San Antonio, TX 78205                     company
E.F. Williams, Jr.                        Retired
515 Olive Street, Ste. 1505
St. Louis, MO 63101


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              Executive Officers (who are not also Directors)
------------------------------------------------------------------------------
                                          Present Principal Occupation
Name and Business Address                 Including Name of Employer
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W.J. Galvin                               Senior Vice President-Finance and
                                          Chief Financial Officer of Emerson

W.W. Withers                              Senior Vice President, Secretary and
                                          General Counsel of Emerson